November 5, 2024

Alexander Bradley
Chief Financial Officer
First Solar, Inc.
350 West Washington Street, Suite 600
Tempe, Arizona 85288

       Re: First Solar, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 27, 2024
           Form 10-Q for the Fiscal Quarter Ended September 30, 2024 Filed October 29, 2024
           File No. 001-33156
Dear Alexander Bradley:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2024
Condensed Consolidated Financial Statements
10. Commitments and Contingencies
Product Warranties, page 23

1. We note you identified manufacturing issues affecting certain Series 7 modules manufactured in 2023 and 2024 that may cause the modules to experience premature power loss once installed in the field and that, based on currently available information and certain assumptions and estimates, you believe a reasonable estimate of aggregate losses related to these manufacturing issues will range from approximately $50 million to $100 million. We also note as of September 30, 2024, you increased your product warranty liability by the low end of the range, which you recorded as a reduction to revenue. Please address the following:
           More fully explain your basis for recording the increase in your product warranty
 November 5, 2024
Page 2

           liability that resulted from this change in estimate as a reduction to revenue and explain where and how prior period changes in estimates were recorded as well as where and how product warranties are recorded when products are sold. Address the apparent inconsistency between recording the current period increase as a
           reduction to revenue with disclosures in MD&A that indicate    cost
of sales also
           includes depreciation of manufacturing plant and equipment, facility-related expenses, environmental health and safety costs, and costs associated with
           shipping, warranties, and solar module collection and recycling   .
             More fully explain how you determined the range of reasonably possible losses noted above, including the material underlying assumptions. Revise future filings to disclose and discuss the facts and circumstances related to this change in estimate and the material assumptions underlying it and provide a sensitivity analysis to disclose the potential impact that changes in these assumptions could have on your financial statements under Critical Accounting Estimates in MD&A.
           Revise future filings to also address the expected timeframe over which the additional information related to these manufacturing issues are expected to become available that could result in changes in this estimate related to the product warranty liability.


        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing